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4A3/6

SECU 09058741 SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SFI International LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10575 Stonebridge Boulevard
(No. and Street)

Boca Raton (City) Florida (State) 33498 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stacey B. Wilson, III 917-683-7434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sarvas, King, & Coleman, P.C.
(Name – *if individual, state last, first, middle name*)

3101 N. Central Ave. (Address) Phoenix (City) AZ (State) 85012-2642 (Zip Code)

SEC Mail Processing
Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/17

OATH OR AFFIRMATION

I, Stephen M. Danner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFI International, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SFI INTERNATIONAL LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2008

Sarvas, King & Coleman, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

3101 NORTH CENTRAL AVENUE • SUITE 1100
PHOENIX, ARIZONA 85012-2642
TELEPHONE (602) 241-1200 • FACSIMILE (602) 241-0162
WEBSITE: www.skccpa.com

TERRY B. SARVAS
CRAIG A. KING
ROBERT F. COLEMAN
MICHAEL W. EDGELL
DEBI A. TOBIN
DEBORAH A. SUNDE
DENISE D. TRIPP
CAREEN L. HENRY
DANIEL L. HASLEY
JACQUELINE A. HOLTZEN
KOREY A. BOALS
VIRGINIA C. TEJADA

JASON C. MACKEY
MELANIE H. GASSON
SHEHZANA SHARIF
DOUGLASS E. SNELL
KEVIN C. BACH
LAURA J. KLOSKOWSKI
CRAIG R. NEUMANN
EDWARD K. HANCE
SPENCER L. BUNN
LISA A. RICCI
ANDREW J. ANTHONY

INDEPENDENT AUDITOR'S REPORT

To the Members of
SFI International LLC:

We have audited the accompanying statement of financial condition of SFI International LLC as of December 31, 2008, and the related statements of operations and changes in members' equity, and of cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFI International LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

INDEPENDENT AUDITOR'S REPORT
(Continued)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Semas, Kg Hlr. P.C.

Phoenix, Arizona
February 24, 2009

SFI INTERNATIONAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current Assets:	
Cash	$ 33,390
Prepaid Expenses	619
Total Current Assets	34,009
Total Assets	$ 34,009

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:	
Accounts Payable	$ 11,495
Total Current Liabilities	11,495
Total Liabilities	11,495
Members' Equity:	
Contributed Capital	45,070
Accumulated Deficit	(22,556)
Total Members' Equity	22,514
Total Liabilities and Members' Equity	$ 34,009

The accompanying notes are an integral part of these financial statements.

SFI INTERNATIONAL LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	$ -
Operating Expenses:	
Professional Services	22,730
Total Operating Expenses	22,730
Net Loss from Operations	(22,730)
Other Income:	
Interest Income	228
Net Loss	(22,502)
Member Contributions	14,985
Members' Equity, beginning of year	30,031
Members' Equity, end of year	$ 22,514

The accompanying notes are an integral part of these financial statements.

SFI INTERNATIONAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities	
Net Loss	$ (22,502)
Net Change in Operating Assets and Liabilities:	
Prepaid Expenses	(619)
Accounts Payable	11,495
Net Cash Used for Operating Activities	(11,626)
Cash Flows from Financing Activities	
Member Contributions	14,985
Net Cash Provided by Financing Activities	14,985
Net Increase in Cash	3,359
Cash, beginning of year	30,031
Cash, end of year	$ 33,390
Supplemental Disclosures	
Cash Paid During the Year for:	
Interest	$ -
Income Taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note 1: The Company and Its Significant Accounting Policies

The Company

SFI International LLC (the "Company") was organized on February 15, 2007 as a Delaware limited liability company for the purpose of investment banking. The Company is registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company is engaged in a single line of business as a securities broker-dealer.

The Company has not generated any revenues from operations through December 31, 2008.

Significant Accounting Policies

Basis of Financial Statements

The Company's financial statements are prepared on the accrual basis of accounting. Accordingly, all revenues are recognized when earned and all expenses are recognized when incurred.

Management's Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Management is of the opinion that the estimates used and assumptions made in connection with the preparation of these financial statements are materially correct, however, actual results may differ.

Cash

The Company maintains all of its available cash at a national financial institution. The Company's funds maintained at this financial institution are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. In the ordinary course of business, the Company may, at times, maintain deposits in excess of this insured amount.

Note 1: The Company and Its Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

Income Taxes

The Company is not subject to federal or state income taxes. All items of income, gain, deduction, loss and credits are allocated and reported to each member for purposes of determining their separate income tax liabilities. Accordingly, these financial statements include no provision for current or deferred income taxes.

Note 2: Professional Services Expense

The Company has an agreement with an entity which serves as the limited principal for finance and operations. Under the terms of this agreement, this entity prepares financial reports to be submitted to established securities industry regulatory agencies and supervises the Company's responsibilities under the provisions of the Securities and Exchange Act of 1934. Expenses under this contract for the year ended December 31, 2008 were $13,495.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. As of December 31, 2008, the Company had net capital of $21,895 which was $16,895 in excess of its required net capital of $5,000, and its net capital ratio was 0.53 to 1.

SUPPLEMENTAL INFORMATION

SFI INTERNATIONAL LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

Computation of Net Capital	
Total Members' Equity	$ 22,514
Less: Nonallowable Assets	(619)
Net Capital	$ 21,895
Computation of Excess Net Capital	
Net Capital as Calculated Above	$ 21,895
Net Capital Requirement	5,000
Excess Net Capital	$ 16,895
Computation of Aggregate Indebtedness to Net Capital	
Aggregate Indebtedness	$ 11,495
Net Capital as Calculated Above	21,895
Ratio of Aggregate Indebtedness to Net Capital	0.53 to 1
Reconciliation with Company's Computation	
Net Capital, as reported in the Company's December 31, 2008 Part II (unaudited) FOCUS report	$ 27,390
Audit Adjustments to Record Additional Liabilities	(5,495)
Net Capital Reported Above	$ 21,895

See accompanying independent auditor's report.

SCHEDULE II

SFI INTERNATIONAL LLC
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

See accompanying independent auditor's report.

SUPPLEMENTARY REPORT

Sarvas, King & Coleman, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

3101 NORTH CENTRAL AVENUE • SUITE 1100
PHOENIX, ARIZONA 85012-2642
TELEPHONE (602) 241-1200 • FACSIMILE (602) 241-0162
WEBSITE: www.skccpa.com

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1)

To the Members of
SFI International LLC:

In planning and performing our audit of the financial statements of SFI International LLC as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1)

(Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1)
(Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the members of SFI International LLC, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Semple, Marchal & Cooper, P.C.

Phoenix, Arizona
February 24, 2009

Sarvas, King & Coleman, P.C.
3101 North Central Avenue, Suite 1100
Phoenix, Arizona 85012-2642